CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,000,000	$348.30

Pricing supplement no. 1525 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 165-A-IV dated February 16, 2011	Registration Statement No. 333-155535 Dated August 12, 2011 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $3,000,000 Floating Rate Notes Linked to the Consumer Price Index due August 17, 2022

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 17, 2022.
  With respect to each Interest Period, Interest on the notes will be payable monthly in arrears at a rate per annum equal to the lagging year-over-year change in the Consumer Price Index (“CPI”), as described below in “CPI Rate”, plus 1.00% per annum, subject to the Maximum Interest Rate and the Minimum Interest Rate. In no case will the Interest Rate for any monthly Interest Period be less than the Minimum Interest Rate of 0.00% per annum or greater than the Maximum Interest Rate of 7.00% per annum.
  The notes are designed for investors who seek (a) monthly interest payments that are linked to the year-over-year change in the CPI as determined on each Determination Date plus 1.00%, subject to the Maximum Interest Rate of 7.00% per annum and the Minimum Interest Rate of 0.00% per annum, and (b) the return of their initial investment at maturity. Any payment on the notes is subject to the credit risk of JP Morgan Chase & Co.
  Interest will be payable based on 30 days in the Interest Period and 360 days in the calendar year.
  Minimum denominations of $1,000 and integral multiples thereof.
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 165-A-IV, will supersede the terms set forth in product supplement no. 165-A-IV.
  The notes priced on August 12, 2011 and are expected to settle on or about August 17, 2011.

Key Terms

Maturity Date:	August 17, 2022
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 × Interest Rate × (30/360).
Interest Rate:

With respect to each Interest Period, a rate per annum equal to the lesser of (a) the CPI Rate on each applicable Determination Date plus 1.00%, and (b) the Maximum Interest Rate of 7.00% per annum. In no case will the Interest Rate for any monthly Interest Period be less than the Minimum Interest Rate of 0.00% per annum.

Maximum Interest Rate:	7.00% per annum
Minimum Interest Rate:	0.00% per annum
CPI Rate:	For any Interest Period, the CPI Rate will be calculated as follows:
CPIt - CPIt-12 CPIt-12

where: “CPIt” is the CPI level for the second calendar month prior to the calendar month of the applicable Determination Date, which we refer to as the reference month; and
“CPIt-12” is the CPI level for the twelfth month prior to the applicable reference month.

CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg CPURNSA or any successor source.
Determination Date(s):

The second business day immediately preceding the beginning of the applicable Interest Period. For example, July 15, 2014 (which is two business days immediately prior to July 17, 2014) is the Determination Date of the CPI Rate with respect to interest due and payable on August 17, 2014. On the July 2014 Determination Date, interest will be based on changes between the CPI level in May 2013 and May 2014.

Interest Period(s):

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the following Interest Payment Date.

Interest Payment Date(s):

Interest, if any, will be payable monthly in arrears on the 17th calendar day of each month (each such date, an “Interest Payment Date”), commencing September 17, 2011, to and including the Maturity Date. If an Interest Payment Date is not a business day, payment will be made on the immediately following business day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.

Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest.
CUSIP:	48125XC95

Investing in the Floating Rate Notes involves a number of risks. See “Risk Factors” beginning on page PS-15 of the accompanying product supplement no. 165-A-IV and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 165-A-IV or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Us

Per note	$1,000	$ 37.10	$ 962.90

Total	$3,000,000	$ 111,300	$ 2,888,700

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, will purchase the notes from us at 100% of the principal amount of the notes minus a commission of $37.10 per $1,000 principal amount note, or 3.71% of the principal amount. This commission, some of which will be allowed to other affiliated or unaffiliated dealers, includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. JPMS allowed selling concessions to other affiliated or unaffiliated dealers of up to $20.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-45 of the accompanying product supplement no. 165-A-IV.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 12, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-IV dated February 16, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 5, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 165-A-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 165-A-IV dated February 16, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001097/e42221_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY – You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the year-over-year change in the CPI. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS – With respect to each Interest Period, a rate per annum equal to the lagging year-over-year change in the CPI, as defined in “CPI Rate”, on each applicable Determination Date, plus 1.00%, subject to the Maximum Interest Rate and the Minimum Interest Rate. In no case will the Interest Rate for any monthly Interest Period be less than the Minimum Interest Rate of 0.00% per annum or greater than the Maximum Interest Rate of 7.00% per annum. The notes offer monthly interest payments at the applicable Interest Rate, which may be zero. Interest, if any, will be payable monthly in arrears on the 17th calendar day of each month (each such date, an “Interest Payment Date”), commencing September 17, 2011, to and including the Maturity Date. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. The monthly interest payments are affected by, and contingent upon, the CPI Rate, subject to the Maximum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a business day, payment will be made on the immediately following business day.
  INFLATION PROTECTION – The Interest Rate on the notes will be a rate per annum equal to the CPI Rate, plus 1.00%, subject to the Maximum Interest Rate of 7.00% per annum. In no case will the Interest Rate for any monthly Interest Period be less than the Minimum Interest Rate of 0.00% per annum.
  TAXED AS VARIABLE RATE DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 165-A-IV.  Subject to the limitations described in the accompanying product supplement, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, the notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments”. We and you, by virtue of purchasing the notes, agree to treat the notes as variable rate debt instruments. Accordingly, interest paid on the notes should generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.

Selected Risk Considerations

  THE AMOUNT OF EACH MONTHLY INTEREST PAYMENT ON THE NOTES MAY BE ZERO – You will receive an interest payment for the applicable Interest Period based on a rate per annum equal to the CPI Rate, plus 1.00%, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 7.00% per annum. Therefore, if the CPI Rate is less than or equal to -1.00% per annum for any Interest Period, the Interest Rate on your notes for such Interest Period will be equal to zero.

JPMorgan Structured Investments —	PS-1
Floating Rate Notes Linked to the Consumer Price Index

  FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES – The rate of interest paid by us on the notes for each Interest Period will be equal to the CPI Rate plus 1.00% subject to the Maximum Interest Rate which may be less than returns otherwise payable on debt securities issued by us with similar maturities. In no case will the Interest Rate for any monthly Interest Period be less than the Minimum Interest Rate of 0.00% per annum. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM INTEREST RATE — With respect to any Determination Date, if the CPI Rate plus 1.00% is greater than the Maximum Interest Rate, for each $1,000 principal amount note, you will receive on the corresponding Interest Payment Date an Interest payment that will not exceed $70.00 per annum, regardless of the performance of the relevant CPI Rate, which may be significant. As such, you will not participate in any positive year-over-year change in the CPI beyond 6.00% per annum because the Notes pay the CPI Rate plus 1.00%, subject to the Maximum Interest Rate.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity or upon early redemption, as applicable, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the CPI on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the CPI;
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    fluctuations in the prices of various consumer goods and energy resources;
    inflation and expectations concerning inflation;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Consumer Price Index?

The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Labor Department (the “BLS”) and published on Bloomberg CPURNSA or any successor source. For additional information about the CPI see “Description of Notes – The Consumer Price Index” in the accompanying product supplement no. 165-A-IV.

JPMorgan Structured Investments —	PS-2
Floating Rate Notes Linked to the Consumer Price Index

Hypothetical Interest Rates Based on Historical CPI Levels

Provided below are historical levels of the CPI as reported by the BLS for the period from January 2002 to June 2011. Also provided below are the hypothetical Interest Rates for hypothetical interest payments in the calendar months from January 2004 to September 2011 that would have resulted from the historical levels of the CPI presented below, based on the spread of 1.00%, the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 7.00% per annum. We obtained the historical information included below from Bloomberg Financial Markets and we make no representation or warranty as to the accuracy of completeness of the information so obtained from Bloomberg Financial Markets.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year-over-year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI indicated in the table. Additionally, for ease of presentation, the hypothetical Interest Rates set forth below have only been calculated to the third decimal point and rounded to the nearest second decimal point, which is different from the rounding convention applicable to the notes. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rates that will be paid with regard to the Interest Periods over the term of the notes.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown above would be lower.

Interest Calculation

Example 1: Assuming March 15, 2011 was a Determination Date, the hypothetical Interest Rate would be 2.63% per annum, resulting in a hypothetical $2.19 interest payment per $1,000 principal amount note for the hypothetical Interest Period from and including March 17, 2011 to but excluding April 17, 2011. This monthly interest payment is calculated as follows:

$1,000 × 2.63% × (30/360) = $2.19

The Interest Rate of 2.63% per annum is calculated by adding 1.00% to the relevant CPI Rate. The CPI Rate is calculated based on the percent change in the CPI for the one year period from January 2010 (216.687) to January 2011 (220.223) as follows:

CPI Rate =	220.223 – 216.687	= 1.63% per annum
216.687

Adding 1.00% to the CPI Rate of 1.63% results in an anticipated Interest Rate applicable for that month of 2.63% per annum. The example above is simplified and the calculation is rounded for ease of analysis.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar

JPMorgan Structured Investments —	PS-3
Floating Rate Notes Linked to the Consumer Price Index

provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to Federal law, New York law and the Delaware General Corporation Law. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 29, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Company on April 29, 2011.

JPMorgan Structured Investments —	PS-4
Floating Rate Notes Linked to the Consumer Price Index